Mail Stop 3561

February 24, 2010

Via U.S. Mail

Michael Weinstein
Chairman and Chief Executive Officer
Ark Restaurants Corp.
85 Fifth Avenue
New York, NY 10003

Re: **Ark Restaurants Corp.**
           Form 10-K for the fiscal year ended October 3, 2009
           Filed January 4, 2010

           Definitive Proxy on Schedule 14A
           Filed February 1, 2010
           File No. 001-09453

Dear Mr. Weinstein:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Regards,

J. Nolan McWilliams
Attorney-Adviser